Mail Stop 3561

February 21, 2006

Mr. Mark Winstein
Winmark, Inc.
166 E. 3rd Street, Suite 212
Moscow, Idaho 83843

> **Re:** **Winmark Inc.**
> **Registration Statement on Form SB-2**
> **Filed on January 18, 2006**
> **File No. 333-131095**

Dear Mr. Winstein:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Prospectus Cover Page

1.   If applicable, please add the statements required by Item 501(a)(10) of Regulation S-B.

2.   We reissue our prior comment 2 from our letter of November 22, 2004. Please add a highlighted cross-reference to the risk factors section, as required by Item 501(a)(5) of Regulation S-B.

3.   We note the statement in the last sentence of the first paragraph that states that the proceeds of this offering will be held in an "interest bearing" account. We also note the statement on page 23 that states "[w]e have established an interest-bearing escrow account." Please reconcile these statements with the disclosure in Exhibit 10.1, Form of Escrow Agreement, paragraph 2.1 which states that the issuer shall establish a "non-interest-bearing Escrow Account."

4.   We reissue in part our prior comment 3. Please disclose the persons that will be offering the securities, such as officers or directors. See Item 501(a)(9) of Regulation S-B.

Inside Front and Outside Back Cover Pages of Prospectus

5.   We reissue in part our prior comment 4. Please move the dealer prospectus delivery obligation to the outside back cover page of the prospectus as required by Item 502 of Regulation S-B.

Prospectus Summary, page 7

Offering

6.   In the penultimate sentence on page 7, please add "and effectiveness" after "upon the filing." Please confirm your intention that the funds remain in escrow no longer than 6 months. See Rule 419(e)(2)(iv) (18 months).

Risk Factors, page 9

7.   The third identified risk factor concerns Winmark's current lack of an identified company to be acquired. Please revise the last part of this risk factor to clarify the investors' right either to confirm their investments or to have their funds returned. Also revise risk factor four accordingly. Also explain the phrase, which appears misplaced, stating that, "… investors would not have immediate access to, or receive any return upon, escrowed investment funds."

8.   In risk factor four, the discussion of the interplay of Rule 419 and Exchange Act Rule 10b-9 appears to be misplaced. Also, we do not understand how a lack of adequate capital to implement and maintain Winmark's business operations would constitute "requirements" that "will significantly increase our time and costs of doing business." Please revise or delete this last sentence.

9.   We note the statement that "[i]f we and other blank check companies that Mr. Winstein is affiliated with desire to take advantage of the same business opportunity …" Please clearly indicate whether Mr. Winstein is currently affiliated with any other blank check companies.

Use of Proceeds, page 13

10.   Please revise the second full paragraph to state that the funds will remain in the escrow account until they are either released to Winmark or returned to purchasers, in accordance with Rule 419.

Dilution, page 13

11.   We note the disclosure in the table on page 14 that Mr. Winstein paid .0022 per share, or $11,000 total consideration, for 5,000,000 shares of the company's common stock. Please reconcile these amounts with the disclosure on page 51, in the "Recent Sales of Unregistered Securities" section, that Mr. Winstein paid .0044 per share, or $22,000, for the 5,000,000 shares.

Management's Discussion and Analysis or Plan of Operation, page 18

Plan of Operation, page 18

12.   We note the statement on page 18 that "[w]e do not anticipate requiring any additional funds during the next 6 months." Please explain this statement in light of the company's cash position of $0 as of December 31, 2005.

13.   Winmark seems to anticipate that Mr. Winstein will fund its needs through capital contributions at least until the conditions of Rule 419 concerning the release of funds and securities are satisfied. The matter is unclear, because the registration statement seems to contemplate in some instances that Winmark will consummate the acquisition of a suitable company before a date six months after the effective date, see, e.g., page 20 ("The only milestone we are required to meet is to conclude and complete a merger or acquisition with an operating business within 6 months"). Please clarify whether Mr. Winstein intends to make all necessary capital contributions until Winmark has received the offering proceeds. See also the following comment.

Evaluation of Potential Merger or Acquisition Opportunities, page 19

14.   Rule 419 contemplates that funds will be released to the registrant, and securities issued, if at all, before a date 18 months after the effective date of the initial registration statement. In this matter, the proposed offering will close, at the earliest, 90 days after the effective date, and, at the latest, 180 days after the effective date. The statements at page 18 seem to indicate that Winmark believes that it can carry out its business plan if it begins to seek a suitable acquisition, at the latest, 6 months after the effective date. Please clarify.

15.   The registration statement states at page 19 that, as part of the evaluation of potential acquisitions, Mr. Winstein may retain business advisors, which would be compensated in stock or cash based on an hourly rate not to exceed $100. At page 20, the registration statement states that Mr. Winstein will pay all costs directly, including those "associated with contracting third parties for evaluation of business prospects." Please address the apparent inconsistency.

16.   The registration statement states at page 19 that the cost to Winmark of evaluating potential acquisitions is expected to be nominal, that costs will generally consist of those related to regulatory and corporate compliance filings, and that Mr. Winstein will pay all costs directly. Please explain how costs incurred by Winmark will be paid if such costs are not nominal, as expected, or have not been foreseen, see page 19.   Please also see the following comment.

17.   Please see comment 15 in our letter dated November 22, 2004. In contrast to the statements at page 20, that the costs will be nominal, the registration statement states at page 22 that: "It is anticipated that the investigation of specific business opportunities and the negotiation, drafting and execution of relevant merger and acquisition agreements, disclosure documents and other instruments will require … significant fees and expenses for attorneys, accountants and others." (emphasis added). Please reconcile these comments.

18.   Please explain how Winmark will pay the "significant fees and expenses for attorneys, accountants and others." Winmark appears to contemplate that an acquired company will pay these costs, see page 15. It seems possible, however, that a target company will agree to pay for only some costs, or only a portion of them. Please discuss how Winmark would pay the remainder in that event or, in the alternative, explain that payment of the expenses by the target is a necessary precondition for an acquisition.

Structuring and Closing a Merger or Acquisition with a Prospective Candidate, page 20

19.   At page 22, the registration statement also states that the activities involved in the investigation, negotiation and documentation of a potential acquisition "will require substantial management time and attention." Elsewhere, the registration statement states that Mr. Winstein devotes approximately 20% of his time to the business of Winmark, see page 26; and that "ultimately the number of prospects we investigate, and evaluate, and the time spent on each prospect, is solely at the discretion and availability of Mr. Winstein," see page 19. In view of these circumstances, please explain how Winmark's need for "substantial management time and attention" will be addressed.

20.   Please explain the statement at page 20 that, "In implementing a structure for a particular business acquisition, we may become a party to a … joint venture or licensing agreement with another corporation or entity."

Regulation at page 22

21.   Please add to the first paragraph on page 22 the second part of the definition of blank check company, i.e., a company that (ii) is issuing "penny stock," as defined in Exchange Act Rule 3a51-1.

22.   Please revise the description to state that Winmark has established the escrow account in accordance with Rule 419 under the Securities Act. We note with respect to Rule 419(b) that the description of the escrow agreement in the registration statement:

    •   Omits some components of this section of the rule. For example, Rule 419(b)(2)(i) provides in pertinent part that deposited proceeds will be in the forms of checks, drafts or money orders payable to the escrow agent. Rule 419(b)(3)(ii) provides that purchasers shall have voting rights, if any, with respect to securities held in their names in the escrow account, as provided by applicable state law. If Nevada law, under which the securities would be issued, does not provide for such voting rights, please so state.

    •   Misstates a requirement of the rule at page 23 ("If funds held in the escrow account are released to a purchaser of the securities, the purchasers shall <u>not</u> receive the interest or dividends earned, if any, on such funds"). (emphasis added).

        Please revise your description accordingly.

Release of Securities and Funds at page 25

23.   Please revise each bullet point to reference that the requirements of Rule 419 have been met. See Rule 419(e)(3)(i) and (ii).

Plan of Distribution at page 30

24.   Please disclose whether Manufacturers and Traders Trust Company is an insured depository institution as that term is defined in section 3(c)(2) of the Federal Deposit Insurance Act. See Rule 419(b)(1)(i)(A).

25.   We note the statement on page 30 that "[a]ll proceeds … will be deposited in an interest-bearing escrow account." We also note the statement on page 30 that "all proceeds will be refunded promptly to subscribers in full, <u>without interest</u>." (emphasis added). Please revise in light of the requirement under Rule 419 that if funds are released to purchasers of the securities, the purchasers shall receive interest earned, if any, on such funds up to the date of release. See Rule 419(b)(2)(v).

26.   We reissue our prior comment 33. Please address whether Mr. Winstein is subject to a statutory disqualification. See Rule 3a4-1(a)(1) for guidance.

27.   Please disclose more detail regarding the manner in which these securities will be offered. For instance, will the responsible individuals solicit investors through direct mailings and/or through personal contact? Please explain.

Exemption from state registration at page 31

28.   We reissue our prior comment 34. You should disclose the states in which the securities may be sold in this primary offering. You should also identify the states in which you have applied to register your securities, or have obtained or will seek to obtain an exemption from registration. Further, please advise on the status of your state registration and please confirm with us that you have cleared all state comments before effectiveness of the registration statement.

Part II

Exhibit 10.1: Escrow Agreement

29.   Please revise Article 2.1 to include among the purposes of the escrow account the holding of securities issued in connection with the offering.

30.   With respect to deposits to the escrow account, please add provisions that address the requirements of Rule 419(b)(2)(ii), (iii) and (iv). We note that Rule 419 does not contemplate the use of wire transfers.

31.   Please include in Section 3, provisions that address the deposit of securities issued in connection with the offering, see rule 419(b)(3).

32.   In Section 4.3, please define the term "Collection Period" instead of merely referring to the definition in the Registration Statement.

Undertakings

33.   Please include the disclosure required by Item 512(a)(4) of Regulation S-B.

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Any questions regarding the accounting comments may be directed to Maureen Bauer at (202) 551-3237. Questions on other disclosure issues may be directed to Cathey Baker at (202) 551-3326.

Sincerely,

John Reynolds
Assistant Director

cc: William D. O'Neal, Esq.
        Fax: (480) 816-9241